LI-CYCLE HOLDINGS CORP. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations (“MD&A”) is dated September 13, 2022 and provides information which the management of Li-Cycle Holdings Corp. (“Li-Cycle”) believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of Li-Cycle for the three and nine months ended July 31, 2022 and 2021. This MD&A should be read together with Li-Cycle’s condensed consolidated interim financial statements and related notes for the three and nine months ended July 31, 2022 and 2021 and Li-Cycle’s audited consolidated financial statements and management’s discussion and analysis for the year ended October 31, 2021 which are included in our annual report on Form 20-F for the year ended October 31, 2021 (the "Annual Report"). In addition to historical financial information, this MD&A contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. For more information about forward-looking statements, see the section entitled “Cautionary Note Regarding Forward-Looking Statements”. Actual results and timing of selected events may differ materially from those anticipated by these forward-looking statements as a result of various factors, including those set forth under the section entitled “Key Factors Affecting Li-Cycle’s Performance” and under “Item 3. Key Information—D. Risk Factors” included in our Annual Report. References in this section to “we,” “us,” the “Company”, or “Li-Cycle” refer to Li-Cycle Corp. and its subsidiaries prior to the consummation of the business combination we completed with Peridot Acquisition Corp. on August 10, 2021 (the "Business Combination") and Li-Cycle Holdings Corp. and its subsidiaries subsequent to the Business Combination, unless the context otherwise requires or indicates otherwise.

Li-Cycle’s annual consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"). Li-Cycle’s condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. All amounts are in U.S. dollars except as otherwise indicated. For more information about the basis of presentation of Li-Cycle’s financial statements, see the section entitled "Components of Results of Operations—Basis of Presentation."

Certain figures, such as interest rates and other percentages included in this discussion and analysis, have been rounded for ease of presentation. Percentage figures included in this discussion and analysis have not in all cases been calculated on the basis of the rounded figures but on the basis of the amounts prior to rounding. For this reason, percentage amounts in this discussion and analysis may vary slightly from those obtained by performing the same calculations using the figures in Li-Cycle’s financial statements or in the associated text. Certain other amounts that appear in this MD&A may similarly not sum due to rounding.

Company Overview
Li-Cycle is an industry leader in lithium-ion battery resource recovery and the leading lithium-ion battery recycler in North America. When we refer to ourselves as the leading lithium-ion battery recycler in North America, we are referring to our status based on installed permitted capacity for lithium-ion battery recycling measured in tonnes per year. Our proprietary “Spoke & Hub” recycling and resource recovery process is designed (a) at our Spokes, to process battery manufacturing scrap and end-of-life batteries to produce “black mass” and other intermediate products, and (b) at our Hubs, to process black mass to produce critical battery materials, including nickel sulphate, cobalt sulphate, and lithium carbonate. We have a market-leading position in North America through our three operational Spokes in Kingston, Ontario (the "Ontario Spoke"), Rochester, New York (the "New York Spoke"), and (as of May 17, 2022) Gilbert, Arizona (the "Arizona Spoke"). We are currently developing our first commercial-scale Hub in Rochester, New York (the "Rochester Hub"). We have also announced the development and construction of an additional Spoke near Tuscaloosa, Alabama (the "Alabama Spoke"). Further, we have announced the development of a co-located Spoke with a strategic industry partner in Warren, Ohio (the "Ohio Spoke") and our first two European Spokes in Norway (the "Norway Spoke") and Germany (the "Germany Spoke"). For ease of presentation, our Spokes in development and construction as well as our recently opened Arizona Spoke are collectively referred to in this MD&A as the "Spoke Capital Projects."
For the three and nine months ended July 31, 2022, Li-Cycle’s revenue was $(2.0) million and $10.5 million, respectively (three and nine months ended July 31, 2021: $1.7 million and $3.0 million). For the three and nine months ended July 31, 2022, Li-Cycle recorded a net loss of $27.5 million and $19.6 million, respectively (three and nine months ended July 31, 2021: net loss of $6.9 million and $21.6 million). For the three and nine months ended July 31, 2022, Li-Cycle recorded an Adjusted EBITDA1 loss of $31.6 million and $68.0 million, respectively (three and nine months ended July 31, 2021: $5.3 million and $14.4 million).

Current Situation with Respect to COVID-19
The ongoing COVID-19 pandemic has resulted in significant supply chain disruptions globally and continues to affect Li-Cycle's business.

Li-Cycle’s operations have been impacted by the COVID-19 pandemic. Li-Cycle’s operations have been considered an essential service in both Canada and the United States and, as a result, Li-Cycle’s plants have continued operations during the COVID-19 pandemic, albeit with the implementation of appropriate measures to ensure employee safety. Li-Cycle’s operations were however impacted by the COVID-19 pandemic in the form of operational slow-downs and interruptions caused by employee absences and mandatory quarantines resulting from actual or suspected exposure to COVID-19. The Company has, at times, experienced slow-downs and interruptions in its battery supply chain.

Li-Cycle shut down its corporate headquarters in March 2020 and enforced a work-from-home mandate. Li-Cycle re-opened its corporate office facilities in November 2021. A second temporary closure of Li-Cycle's corporate headquarters occurred in January 2022 related to the Omicron variant and the corporate office facilities subsequently re-opened in February 2022.

Li-Cycle cannot currently predict the duration of the impact of the COVID-19 pandemic on its operations. Continuing effects of the COVID-19 pandemic, including the emergence of new strains such as the Omicron or Delta variant may cause governments to impose new restrictive measures, result in employee absences from work or result in negative economic effects, which in each case could have a material adverse impact on Li-Cycle’s operations, development and construction activities and financial condition. See in the Annual Report “Item 3. Key Information—D. Risk Factors — Risks Relating to Li-Cycle’s Business — Unfavorable economic conditions, such as consequences of the global COVID-19 pandemic and disruptions in the global supply chain, may have a material adverse effect on Li-Cycle’s business, results of operations and financial condition.”

Comparability of Financial Information
Li-Cycle’s future results of operations and financial position may not be comparable to historical results as a result of the Business Combination and the factors described below, among other things.

Li-Cycle included certain projected financial information in the proxy statement/prospectus on Form F-4 dated July 15, 2021 and filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Business Combination (as amended, the “Proxy/Registration Statement”), which information was also incorporated by reference in Li-Cycle’s non-offering final prospectus dated August 10, 2021 filed with the Ontario Securities Commission (the “Canadian Prospectus”) and Shell Company Report on Form 20-F filed with the SEC.

As a result of the developments described below, the assumptions underlying the projected financial information included in the Proxy/Registration Statement and the Canadian Prospectus, including a number of assumptions regarding capital expenditures and the timing of the roll-out of new operational facilities, no longer reflect a reasonable basis on which to project our future results, and therefore these projections should not be relied on as indicative of future results. Demand for lithium-ion battery recycling has continued to exceed our internal projections and, in order to meet this growing demand, we have decided to increase and accelerate our investment in the build-out of our recycling capacity in certain respects. For example, since the date of effectiveness of the Proxy/Registration Statement and the date of the Canadian Prospectus, respectively, we have, among other things, opened our Arizona Spoke and announced the development of our other Spoke Capital Projects, increasing our processing capacity beyond that of our previous plans and projections. We have also announced the increase of expected processing capacity and development costs at our Rochester Hub. Our actual results could differ substantially from the projected financial information contained in the Proxy/Registration Statement and the Canadian Prospectus.
1 Adjusted EBITDA is a non-IFRS financial measure and does not have a standardized meaning under IFRS. See “Non-IFRS Measures” in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

Key Factors Affecting Li-Cycle’s Performance
We believe that Li-Cycle’s performance and future success is dependent on multiple factors that present significant opportunities for Li-Cycle, but also pose significant risks and challenges, including those discussed below and in the section of the Annual Report entitled “Item 3. Key Information—D. Risk Factors.”
Availability of Lithium-Ion Battery Materials for Recycling

Li-Cycle is reliant on obtaining lithium-ion batteries and battery manufacturing scrap for recycling at its Spokes through its contracts with third-party suppliers. The Company maintains commercial contracts with leaders in the electric vehicle ("EV") and lithium-ion battery ecosystem, including battery manufacturers and automotive original equipment manufacturers, as well as energy storage, consumer electronics and transportation companies. Li-Cycle currently has over 100 suppliers of end-of-life lithium-ion batteries and battery manufacturing scrap and we expect Li-Cycle to attract new suppliers by differentiating itself based on the sustainability of its process and the robustness of its technology, which in turn will enable Li-Cycle to offer competitive terms to suppliers.

We expect Li-Cycle’s supply pipeline to grow as suppliers grow volumes of batteries and manufacturing scrap available for recycling due to the continuing trend toward EVs, and as Li-Cycle continues to source additional supplier relationships. Our commercial agreements with Glencore Ltd. ("Glencore") also provide for the procurement of battery material for our Spoke facilities, providing access to an additional source of supply to supplement the volumes we are independently sourcing. There can be no assurance that Li-Cycle will attract new suppliers or expand its supply pipeline from existing suppliers, and any decline in supply volume from existing suppliers or an inability to source new supplier relationships could have a negative impact on Li-Cycle’s results of operations and financial condition.

Customer Demand for Recycled Materials

Li-Cycle currently recognizes revenue from, among other things, sales of three intermediate products produced at Li-Cycle's Spokes: black mass; mixed copper and aluminum shred; and mixed plastics. After the Rochester Hub becomes operational, and Li-Cycle starts processing black mass internally, Li-Cycle expects to recognize revenue from the sale of end products, including nickel sulphate, cobalt sulphate and lithium carbonate. The demand for Li-Cycle’s recycling services and products is driven in part by projected increases in the demand for EVs (including automobiles, e-bikes, scooters, buses and trucks). A decline in the adoption rate of EVs, or a decline in the support by governments for “green” energy technologies could reduce the demand for Li-Cycle’s recycling services and products.

Li-Cycle relies on a limited number of customers from whom we generate most of our revenue. Li-Cycle has entered into two agreements with Traxys North America LLC ("Traxys") covering the off-take of black mass from our Spokes in North America and certain specialty products from the Rochester Hub. See the section titled “Item 4. Information on the Company—B. Business Overview —Our Commercial Contracts — Advanced Material Spoke and Hub Offtake with Traxys” in the Annual Report. Li-Cycle has also entered into additional off-take agreements with Glencore, covering substantially all of our other Spoke and Hub products. If our off-take partners are unwilling or unable to fulfill their contractual obligations to us, if either party fails to perform under the relevant contract, or if these off-take partners otherwise terminate these agreements prior to their expiration, our business could suffer and we may not be able to find other off-take partners on similar or more favourable terms, which could have a material adverse effect on our business, results of operations and financial condition.

Fluctuations in Commodity Prices

The prices that Li-Cycle pays for battery feedstock for its Spokes, and the revenue that Li-Cycle currently recognizes from the sale of black mass and mixed copper and aluminum shred produced at Li-Cycle’s Spokes, are impacted by the commodity prices for the metals contained in battery feedstock or products produced at Li-Cycle’s Spokes, notably nickel, cobalt and copper. As a result, fluctuations in the prices of these commodities will affect Li-Cycle’s costs and revenues. After the Rochester Hub becomes operational, and Li-Cycle starts processing black mass internally, Li-Cycle expects to recognize revenue from the sale of end products, including lithium carbonate, nickel sulphate and cobalt sulphate. The amount of revenue that Li-Cycle will recognize from the sale of these end products will also be impacted by the commodity prices for the metals contained in these end products, notably lithium, nickel and cobalt. While Li-Cycle’s costs and revenues may vary with commodity prices and specialty product prices, we believe the wide range of materials that Li-Cycle produces results in a diversification effect that provides it with a natural hedge against significant variations in the commodity pricing related to a single product.

Ability to Build Out Additional Facilities

Li-Cycle's continued growth is dependent on its ability to scale the business as currently planned, and build out additional facilities in North America and internationally. Li-Cycle has a market-leading position in North America through its operational Spokes in Kingston, Ontario, Rochester, New York, and Gilbert, Arizona and Li-Cycle has announced additional Spokes under development in Tuscaloosa, Alabama and Warren, Ohio. Li-Cycle is also advancing the construction of its first commercial Hub, in Rochester, New York. Li-Cycle has also announced its first European Spokes, in Norway and Germany, and is evaluating additional opportunities to scale its operations with a range of potential partners and expansion opportunities that may include acquisitions, joint ventures or other commercial arrangements in North America, Europe, and Asia Pacific.

The development of Li-Cycle’s Rochester Hub, its Spoke Capital Projects and other future projects is subject to risks, including with respect to engineering, permitting, procurement, construction, commissioning and ramp-up, and Li-Cycle cannot guarantee that these projects will be completed within expected timeframes or at all, that costs will not be significantly higher than estimated, that it will have sufficient capital to cover any increased costs or that the completed projects will meet expectations with respect to their production rates, unit costs or specifications of their end products, among others. In addition, expanding our business in international markets, including the construction and operation of the Norway Spoke and the Germany Spoke, is an important element of our strategy, but also involves exposure to risks inherent in doing business abroad, which could delay or otherwise adversely affect our expansion plans.

Global Supply Chain

The on-going COVID-19 pandemic and geopolitical events, including Russia’s invasion of Ukraine, have resulted in significant disruptions in the global supply chain. Shortages, price increases and/or delays in shipments of supplies, equipment and raw materials have occurred and may continue to occur in the future which may result in operational or construction slowdowns, which may in turn have a material adverse effect on Li-Cycle’s operations, development and construction activities and financial condition.

Research and Development

Li-Cycle continues to conduct research and development ("R&D") centered on various aspects of its business. R&D work is ongoing in support of its Spoke operations and its Rochester Hub project, specifically focused on continuous optimization of operating parameters and preparing for operations. Li-Cycle also continues to develop and evaluate new concepts with an eye to the future, including solid-state battery processing and others related to its Spoke & Hub Technologies™.

Components of Results of Operations
Basis of Presentation

Li-Cycle’s condensed consolidated interim financial statements have been prepared in accordance with IFRS. All amounts are in U.S. dollars except otherwise indicated. Currently, Li-Cycle conducts business through one operating segment. Li-Cycle was a pre-revenue company with no commercial operations until 2020. For more information about Li-Cycle’s significant accounting policies, refer to Note 2 in the consolidated financial statements of Li-Cycle for the years ended October 31, 2021 and 2020, and the condensed consolidated interim financial statements of Li-Cycle for the three and nine months ended July 31, 2022 and 2021. Li-Cycle’s fiscal year end is October 31.

Revenue
Li-Cycle recognizes revenue from: (i) sales of intermediate products from Li-Cycle's Spokes, being black mass, mixed copper and aluminum shred and mixed plastics; and (ii) providing services relating to recycling of lithium-ion batteries, which includes coordination of logistics and destruction of batteries. Li-Cycle expects to recognize revenue from sales of end products, including nickel sulphate, cobalt sulphate and lithium carbonate, after its first Hub becomes operational.

We expect Li-Cycle’s sales of products to increase as a percentage of overall revenue as more Spokes, the Rochester Hub and additional Hubs become operational over time.

For product sales, revenue is recognized when control of the goods has been transferred, meaning when the goods have been picked up by the customer or shipped to the customer’s location (delivery). A receivable is recognized by Li-Cycle at the point of delivery, as this represents the point in time at which the right to consideration becomes unconditional, as passage of time is the only condition to payment becoming due. For more information about the basis of presentation of Li-Cycle’s financial statements, see the section entitled "Critical Accounting Policies and Estimates. "

Service revenue is recognized upon completion of each service. Prices for services are separately identifiable within each contract. A receivable is recognized by Li-Cycle when the services are completed as this represents the point in time at which the right to consideration becomes unconditional, as passage of time is the only condition to payment becoming due.

Operating expenses

Primary expense categories for Li-Cycle include employee salaries and benefits, raw materials and supplies, professional fees (which include consulting and other advisor fees), office, administrative and travel, share-based compensation, R&D and depreciation. As Li-Cycle continues to grow and expand internationally, we expect to incur additional expenses in connection with acquisitions, joint ventures and/or other commercial or contractual arrangements. Additional personnel expenses are also anticipated, net of any employee and share based compensation capitalized to assets under construction that are directly attributable to bringing the Hub and Spoke assets to a condition and location necessary for the assets to be capable of operating in the manner intended by management. The amount of consulting and professional fees Li-Cycle expects to incur is commensurate with the requisite expenses for legal, audit, and consultant services as Li-Cycle funds its operations and scales its internal systems and processes. R&D expenses reflect ongoing efforts by Li-Cycle to develop and expand its technology, and such costs are offset by any government funding for government funded projects.

Other Income and Expense

Other income and expense consists of foreign exchange gain and loss, interest income and expense, and fair value gain and loss on financial instruments. Financing costs are typically applied against the gross proceeds of any capital raised, and in the case of debt, amortized over the term of the debt. Interest expense represents interest paid in kind, actual cash interest costs incurred and any accrued interest payable at a future date, net of interest costs capitalized for qualifying assets if they are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset.

Results of Operations
Comparison of the three and nine months ended July 31, 2022 and 2021

Three months ended		$	%	Nine months ended		$	%
July 31,		Change	Change	July 31,		Change	Change
2022	2021			2022	2021
(amounts in thousands, except per share data)

Revenues	(1,966)	1,709	(3,675)	(215)%	10,525	2,984	7,541	253%
Product sales	(2,339)	1,594	(3,933)	(247)%	9,575	2,683	6,892	257%
Recycling Services	373	115	258	224%	950	301	649	215%

Operating expenses	32,548	7,875	24,673	313%	85,096	20,674	64,422	312%
Employee salaries and benefits	9,526	3,477	6,049	174%	28,634	7,722	20,911	271%
Professional fees	4,184	1,216	2,968	244%	10,618	4,218	6,400	152%
Share-based compensation	3,999	298	3,700	1240%	13,675	1,308	12,367	946%
Raw materials and supplies	3,572	1,110	2,462	222%	6,802	2,004	4,798	239%
Office, administrative and travel	5,294	432	4,862	1126%	11,287	1,054	10,233	971%
Depreciation	2,969	698	2,272	326%	6,790	1,831	4,960	271%
Research and development	515	577	(62)	(11)%	1,385	1,929	(544)	(28)%
Freight and shipping	671	155	516	332%	1,469	588	881	150%
Plant facilities	1,074	228	846	371%	2,495	676	1,819	269%
Marketing	662	160	501	312%	1,858	465	1,393	299%
Change in Finished Goods Inventory	82	(476)	558	(117)%	83	(1,121)	1,204	(107)%
Other (income) expenses	(6,992)	731	(7,723)	(1056)%	(54,951)	3,900	(58,851)	(1509)%
Fair value (gain) loss on financial instruments	(8,567)	509	(9,076)	(1783)%	(62,300)	2,433	(64,733)	(2661)%
Interest expense	3,533	437	3,096	708%	9,726	932	8,793	943%
Foreign exchange (gain) loss	52	(214)	266	(124)%	181	536	(355)	(66)%
Interest income	(2,010)	(1)	(2,010)	399586%	(2,557)	(2)	(2,555)	148138%

Net loss before taxes	(27,522)	(6,898)	(20,624)	299%	(19,620)	(21,591)	1,970	(9)%
Income tax	—	—	—	100%	5	—	5	100%
Net loss and comprehensive loss	(27,522)	(6,898)	(20,624)	299%	(19,625)	(21,591)	1,965	(9)%

Net profit (loss) attributable to
Shareholders of Li-Cycle Holdings Corp.	(27,479)	(6,897)	(20,582)	298%	(19,559)	(21,591)	2,032	(9)%
Non-controlling interest	(42)	—	(42)	100%	(66)	—	(66)	100%
Net loss and comprehensive loss	(27,522)	(6,897)	(20,625)	299%	(19,625)	(21,591)	1,966	(9)%

Loss per common share - basic and diluted	(0.16)	(0.07)	(0.09)	119%	(0.12)	(0.23)	0.11	(49)%
Weighted average number of common shares outstanding	174,384	95,563	78,821	82%	169,068	94,696	74,372	79%

Revenue
For the three and nine months ended July 31, 2022, Li-Cycle’s revenues were $(2.0) million and $10.5 million, respectively, compared to $1.7 million and $3.0 million in the corresponding periods of 2021. Product sales is the net position of Product sales recognized in the period offset by the fair value losses related to Product sales recognized in previous periods. Fair value losses were $7.3 million and $1.6 million for the three and nine months ended July 31, 2022, compared to fair value gains of $0.4 million and $0.5 million in the corresponding periods of 2021. Commodity prices for both Nickel and Cobalt in the three and nine months ended July 31, 2022 have decreased, resulting in unfavourable fair value adjustments. Product revenues recognized in the three and nine months ended July 31, 2022 were $5.0 million and $11.2 million, compared to $1.2 million and $2.2 million in the corresponding periods of 2021. Revenues from recycling services were approximately $0.4 million and $1.0 million, for the three and nine months ended July 31, 2022 (three and nine months ended July 31, 2021: $0.1 million and $0.3 million).

In the three and nine months ended July 31, 2022, the operational Spokes produced 961 tonnes and 2,384 tonnes of black mass, respectively, compared to 524 tonnes and 1,070 tonnes of black mass produced in the corresponding period of 2021, when the New York Spoke was in the early stage of ramping up.

As noted above, the decrease in Cobalt and Nickel prices over the period has resulted in fair value adjustment losses which exceed the new product revenue recognized in the period. The following table sets out the period end commodity prices for Cobalt and Nickel for the last 9 months:

	Market price per tonne
	July 31, 2022	April 30, 2022	January 31, 2022	October 31, 2021
Cobalt	55,116	87,634	75,618	60,407
Nickel	22,045	32,419	22,745	19,300

As of July 31, 2022, 3,212 metric tonnes of product are subject to fair value pricing adjustments and this amount will continue to grow as more Spoke Capital Projects come online and sales volume increases. The below table shows the expected settlement dates for the metric tonnes subject to fair value price adjustments for the last twelve months:

Expected settlement dates for metric tonnes subject to fair value pricing adjustments
Expected settlement dates	July 31, 2022	April 30, 2022	January 31, 2022	October 31, 2021
271+ days	1,679	1,318	1,088	193
181-270 days	518	570	445	298
91-180 days	570	440	169	175
1-90 days	445	266	394	1,072
Total metric tonnes	3,212	2,594	2,096	1,738

Operating expenses

For the three and nine months ended July 31, 2022, operating expenses increased by 313% and 312%, respectively, compared to the corresponding periods of 2021, reflecting the continued expansion of Li-Cycle's operations. The increase in personnel costs compared to the corresponding periods in 2021 relates to the addition of operational, corporate, commercial, and engineering personnel as Li-Cycle continues to pursue its expansion plans. For the three and nine months ended July 31, 2022, $2.8 million in employee salaries and $0.4 million in share based compensation (three and nine months ended July 31, 2021: $nil) were capitalized to assets under construction. The increase in professional fees incurred reflects the addition of legal, audit and tax advisory services in support of the Company's growth plans and required services as a public company. The movement in share-based compensation relates to non-cash expenses consisting of Restricted Share Units ("RSU's") and stock options granted to employees as the Company expands. The increase in raw materials and supplies is mainly a result of increased sales volume from Spoke operations and inventory write-down. The increase in office, administrative and travel is mainly a result of additional insurance coverage, increased IT spending due to a larger workforce and an ERP implementation, and more travel due to the Company's expanding global footprint.

Other (Income) Expenses

Other (income) expenses amounted to an income of $7.0 million and income of $55.0 million in the three and nine months ended July 31, 2022, compared to an expense of $0.7 million and $3.9 million in the three and nine months ended July 31, 2021. The change year over year was primarily due to fair value gains on financial instruments in the three and nine months ended July 31, 2022 which were driven by changes in the fair value of the conversion feature of convertible debt of $0.8 million and $16.7 million, respectively, and changes in the fair value of warrants of $36.2 million in the nine months ended July 31, 2022, offset by interest expenses on convertible debt and lease liabilities. Total Interest expense costs were $3.5 million and $9.7 million for the three and nine months ended July

31, 2022, respectively. $3.3 million of interest costs were capitalized in the period related to borrowings directly attributable to qualifying hub assets.

Net profit (loss)

Net loss amounted to $27.5 million and $19.6 million in the three and nine months ended July 31, 2022, compared to a net loss of $6.9 million and $21.6 million in the three and nine months ended July 31, 2021. Net loss for both periods was driven by the factors discussed above. In addition, excluding fair value gains and other adjusted items, Adjusted EBITDA loss was $31.6 million and $68.0 million in the three and nine months ended July 31, 2022, compared to $5.3 million and $14.4 million in the corresponding 2021 periods. This was largely driven by higher staffing, fair value losses on revenue adjustments, and network development costs related to the growth and expansion of the business. A reconciliation of Adjusted EBITDA loss to Net profit (loss) is provided in the section “Non-IFRS Measures” below.

Comparison of Statement of Financial Position

	July 31, 2022	October 31, 2021
Assets	(amounts in thousands)
Cash and cash equivalents	649,026	596,858
Other current assets	109,111	14,891
Plant and equipment	89,753	26,389
Other non-current assets	57,022	27,010
Total Assets	904,913	665,148
Liabilities
Current liabilities	43,945	21,578
Convertible debt	284,854	100,878
Warrants	—	82,109
Other non-current liabilities	51,947	26,862
Total Liabilities	380,746	231,427
Shareholders’ equity	524,167	433,721
Equity attributable to the Shareholders of Li-Cycle Holdings Corp.	523,903	433,721
Non-controlling interest	264	—
Total liabilities and shareholders’ equity	904,913	665,148
Assets

Cash and cash equivalents were $649.0 million as at July 31, 2022 compared to $596.9 million as at October 31, 2021. The increase in cash was primarily driven by funding through the Glencore Convertible Note (as defined below) issued on May 31, 2022 and the LGC and LGES investment in our common shares completed on May 11, 2022, offset by purchases of equipment for the Rochester Hub and our Spoke Capital Projects and ongoing operating expenses.

Property plant and equipment was $89.8 million as at July 31, 2022, compared to $26.4 million as at October 31, 2021. This increase was primarily driven by purchases for the construction of the Rochester Hub as well as the Spoke Capital Projects.

For the three and nine months ended July 31, 2022, $2,754,340 in employee salaries and $365,866 in share based compensation costs (three and nine months ended July 31, 2021: $nil) were capitalized to assets under construction as they are costs that are directly attributable to bringing the Hub and Spoke assets to a condition and location necessary for the assets to be capable of operating in the manner intended by management.

For the three and nine months ended July 31, 2022, $3,325,754 of borrowing costs (three and nine months ended July 31, 2021: $nil) were capitalized to assets under construction. Borrowing costs are to be capitalized for qualifying assets if they are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The Hub asset is considered a qualifying asset as the asset takes a substantial period of time to get ready for its intended use or sale. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization in the period was a weighted average effective interest rate of 11.7%.

Other current assets was $109.1 million as at July 31, 2022, compared to $14.9 million as at October 31, 2021. This increase was primarily driven by prepaid equipment deposits and prepaid construction charges for the Rochester Hub as well as the Spoke Capital Projects.

Liabilities

Convertible debt, representing the 2021 Convertible Notes (as defined below) and the Glencore Convertible Note, was $284.9 million as at July 31, 2022, compared to $100.9 million as at October 31, 2021. The increase is primarily driven by the addition of the Glencore Convertible Note, offset by fair value losses on the embedded derivatives as well as accretion and accrued interest. Warrant liability was nil as at July 31, 2022 as a result of the redemption of all of Li-Cycle's outstanding public warrants and the make-whole exercise as described in the notice of redemption dated December 27, 2021. The redemption of the public warrants was completed as of January 31, 2022.

Summary of Quarterly Results

The table below sets forth certain summarized unaudited quarterly financial data for the seven most recently completed quarters. This quarterly information has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

	Three months ended
(amounts in thousands, except per share data)	July 31, 2022	April 30, 2022	January 31, 2022	October 31, 2021	July 31, 2021	April 30, 2021	January 31, 2021
Revenue	$(1,966)	$8,653	$3,838	$4,391	$1,709	$257	$1,017
Net profit (loss)	$(27,522)	$(20,650)	$28,547	$(204,969)	$(6,897)	$(7,848)	$(6,845)
Net profit (loss) attributable to:
Shareholders of Li-Cycle Holdings Corp.	$(27,479)	$(20,627)	$28,547	$(204,969)	$(6,897)	$(7,848)	$(6,845)
Non-controlling interest	$(42)	$(24)	$—	$—	$—	$—	$—
Earnings (loss) per share, basic and diluted	$(0.16)	$(0.12)	$0.17	$(1.31)	$(0.07)	$(0.08)	$(0.07)

We became a reporting issuer for the purposes of Ontario securities laws on August 10, 2021. Over the last seven quarters, our results were primarily impacted by the continued development, construction and commissioning of our Ontario Spoke, New York Spoke and Arizona Spoke; the development and construction of our other Spoke Capital Projects and the Rochester Hub; and costs and expenses incurred in connection with our growth plan, including personnel and facilities costs and legal, audit and tax advisory services in support of the Company's growth plans as a public company. Our results were also impacted by costs and expenses incurred in connection with the completion of the Business Combination in August 2021, including listing fee of $152.7 million in the three months ended October 31, 2021, and by fair value gain (loss) on financial instruments relating to warrants and convertible debt.

Non-IFRS Measures
The Company uses the non-IFRS measure of Adjusted EBITDA. Management believes that this non-IFRS measures provides useful information to investors in measuring the financial performance of the Company and is provided as additional information to complement IFRS measures by providing a further understanding of the Company’s results of operations from management’s perspective. These measures do not have a standardized meaning prescribed by IFRS and the term therefore may not be comparable to similarly titled measures presented by other publicly traded companies and should not be construed as an alternative to other financial measures determined in accordance with IFRS. Accordingly, it should not be considered in isolation nor as a substitute for the analysis of the Company’s financial information reported under IFRS

Adjusted EBITDA is defined as earnings before depreciation and amortization, interest expense (income), income tax expense (recovery) adjusted for items that are not considered representative of ongoing operational activities of the business and items where the economic impact of the transactions will be reflected in earnings in future periods. These adjustment items include fair value (gain) loss on financial instruments, and non-recurring expenses such as forfeited SPAC transaction cost. The following table provides a reconciliation of net profit (loss) to Adjusted EBITDA loss.

	Three months ended		Nine months ended
	July 31,		July 31,
	2022	2021	2022	2021
	(dollar amounts in thousands)
Net profit (loss)	(27,522)	(6,897)	(19,625)	(21,591)
Income tax	—	—	5	—
Depreciation	2,969	698	6,790	1,831
Interest expense	1,523	437	7,168	931
EBITDA (loss)	(23,030)	(5,763)	(5,662)	(18,829)
Fair value (gain) loss on financial instruments (1)	(8,567)	509	(62,300)	2,433
Forfeited SPAC transaction cost	—	—	—	2,000
Adjusted EBITDA (loss)	(31,597)	(5,254)	(67,962)	(14,396)

(1) Fair value gain on financial instruments relates to warrants, which were redeemed and no longer outstanding as of January 31, 2022, and convertible debt.
Operational Developments

Spoke Capital Projects

In the nine months ended July 31, 2022, we had three Spokes in development in North America, namely the Arizona Spoke, the Alabama Spoke and the Ohio Spoke, and two Spokes in development in Europe, namely the Norway Spoke and the Germany Spoke. The Arizona Spoke began operations on May 17, 2022. Collectively, our Spoke Capital Projects (excluding the Arizona Spoke) are expected to have a recycling capacity of 45,000 tonnes (9 GWh equivalent) per year, in addition to our existing operational Spoke capacity in Ontario and New York of 10,000 tonnes (2 GWh equivalent) per year and in Arizona of 10,000 tonnes (2 GWh equivalent) per year.

Arizona Spoke

In March 2021, Li-Cycle announced the development and construction of the Arizona Spoke. The Phoenix metropolitan area is strategically proximate to Li-Cycle’s existing battery and battery scrap supply network, as well as being at the nexus of expected continued growth of lithium-ion batteries available for recycling due to the growing electric vehicle industry in Arizona, Nevada and other western U.S. States. The plant will have capacity to process up to 10,000 tonnes (2 GWh equivalent) per year. The Arizona Spoke began operations on May 17, 2022.

Alabama Spoke

On September 8, 2021, Li-Cycle announced the development and construction of the Alabama Spoke. The Alabama Spoke is located near Tuscaloosa, Alabama, in a region where we expect there will be continued growth of lithium-

ion battery materials available for recycling due to the growing electric vehicle industry in Alabama and the U.S. Southeast. The plant will have capacity to process up to 10,000 tonnes (2 GWh equivalent) per year. The AlabamaSpoke project is currently in the advanced stages of facility construction. We expect the Alabama Spoke to be commissioned and operational in fiscal 2022.

Ohio Spoke

On January 27, 2022, Li-Cycle announced the development of the Ohio Spoke on site at the Ultium Cells LLC ("Ultium") battery cell manufacturing mega-factory in Warren, Ohio. Ultium announced that it would construct a new building for the Ohio Spoke, where Li-Cycle could install and operate its proprietary Spoke technology and equipment after construction is complete. Li-Cycle plans for the Ohio Spoke to have a recycling capacity of 15,000 tonnes (3 GWh equivalent) per year, and to be operational in 2023. The Ohio Spoke is intended to enhance Li-Cycle’s ability to serve Ultium’s recycling needs by providing on-site conversion of battery manufacturing scrap to intermediate products, and to help Li-Cycle service the previously awarded contract for Li-Cycle to process battery manufacturing scrap from Ultium's Ohio mega-factory.

Norway Spoke

On January 26, 2022, Li-Cycle entered into a joint venture agreement with ECO STOR AS (“ECO STOR”) and Morrow Batteries AS (“Morrow”) to form Li-Cycle Norway AS through which it will construct a new commercial lithium-ion battery recycling facility in southern Norway. Li-Cycle is the majority owner of Li-Cycle Norway AS, with ECO STOR and Morrow being minority owners and Nordic-headquartered strategic partners. Once constructed, the Norway Spoke is expected to have a recycling capacity of 10,000 tonnes (2 GWh equivalent) of lithium-ion batteries per year, including battery manufacturing scrap, full electric vehicle packs, and energy storage systems. We have leased a site in Moss, Norway, approximately 60 kilometers from Oslo, for our Norway Spoke and the facility is expected to be operational in 2023.

Germany Spoke

On January 27, 2022, Li-Cycle announced the development of another European Spoke, in Germany. The Germany Spoke is expected to have a recycling capacity of at least 10,000 tonnes (2 GWh equivalent) per year, and is expected to be operational in 2023. We have leased a site in Magdenburg, Germany, approximately 160 kilometers from Berlin, for our Germany Spoke.

Capital Costs of the Spoke Capital Projects

We expect our total investment to construct, commission and commence operations for the Spoke Capital Projects (including the Arizona Spoke, the Alabama Spoke, the Ohio Spoke, the Norway Spoke and the Germany Spoke) to be approximately $60.0 million. As of July 31, 2022, we had spent approximately $32 million on detailed engineering, equipment procurement and facility-related expenditures in connection with the Spoke Capital Projects (including the Arizona Spoke). In the three and nine months ended July 31, 2022, we have spent approximately $9 million and $24 million on the Spokes in North America, respectively, and $2 million and $3 million on the Spokes located in Europe, respectively.

Additional Spokes

Li-Cycle plans to develop additional Spokes in North America, as well as Europe and the Asia Pacific region. In furtherance of these plans, Li-Cycle opened a new Spoke Fulfillment Centre in Kingston, Ontario in October 2021 where Li-Cycle plans to fabricate and assemble on a custom basis machinery and equipment for future Spoke recycling lines. These assembled lines will be modular and able to be shipped to, and installed at, any new Spoke site.

Update to FY2022 Black Mass Production Target

We have revised our previously announced FY2022 black mass production target from our original range of 6,500 to 7,500 tonnes to a new range of 3,500 to 3,800 tonnes, reflecting moderate delays in the ramp-up of production at our new Spoke facilities in Arizona and Alabama. We took deliberate steps in the third quarter to optimize operations at these new Spokes, which are the first of their kind to process entire EV and stationary energy storage battery packs without the need for dismantling. In order to make these improvements, we temporarily slowed the pace of operations at our Arizona Spoke and we moderately postponed the start-up of operations at our Alabama Spoke. This has pushed out achievement of our FY2022 production target for those operations by one to two quarters, and resulted in lower black mass production during the third quarter than originally planned. The Arizona Spoke is now nearing target throughput rates and has been demonstrating higher recovery yields in black mass. Production at the Alabama Spoke is expected to start towards the end of the fourth quarter.

Hub Capital Projects

Rochester Hub

Li-Cycle’s first commercial Hub will be located in Rochester, New York, and is currently under construction. The location for the Rochester Hub was specifically selected due to the nature of the infrastructure available at the site, including utilities and road/rail networks. Li-Cycle’s Spoke facilities in North America will be the primary suppliers of feedstock known as black mass for the Rochester Hub. Li-Cycle expects that the Rochester Hub will result in over 200 additional employment positions at its operations.

Li-Cycle completed a definitive feasibility study for the Rochester Hub in December 2021. Based on the definitive feasibility study, Li-Cycle estimates that the Rochester Hub will be able to process battery material that is equivalent to approximately 225,000 electric vehicles per year. Li-Cycle expects the Rochester Hub will have the nameplate input capacity to process 35,000 tonnes of black mass annually (equivalent to approximately 90,000 tonnes or 18 GWh of lithium-ion battery equivalent feed annually), resulting in expected output capacity of approximately 42,000 to 48,000 tonnes per annum of nickel sulphate, 7,500 to 8,500 tonnes per annum of lithium carbonate and 6,500 to 7,500 tonnes per annum of cobalt sulphate. Li-Cycle estimates that the Rochester Hub will require a total capital investment of approximately $485 million (+/-15%), based on the results of the definitive feasibility study, which can be funded from existing balance sheet cash and cash equivalents.

Li-Cycle has engaged Hatch Ltd. as its engineering and procurement contractor. Hatch Ltd. is also providing select construction management services such as onsite field engineering support and overall project scheduling for the Rochester Hub project. Procurement activities have commenced on all equipment and select construction materials for the Rochester Hub. Li-Cycle commenced construction on the Rochester Hub site in January 2022 and has engaged Mastec Inc. as its general contractor. The Company expects the Rochester Hub to commence commissioning in phases in calendar 2023.

As of July 31, 2022, Li-Cycle had spent approximately $101.8 million on the engineering, construction and development of the Rochester Hub. In the three and nine months ended July 31, 2022, we have spent approximately $62 million and $90 million on the project, respectively.

Li-Cycle has been granted a special permit, overall site plan approval, and a special use permit with an area variance for hazardous material storage tanks from the Town of Greece, New York, all subject to certain conditions. The New York State Environmental Quality Review Act (“SEQRA”) process was completed in November 2021. The New York State Department of Environmental Conservation (“NYSDEC”) issued a state facility air permit for the expected emissions from the Rochester Hub in March 2022, which is a key permitting step to advance the construction process from earthworks to the construction of permanent infrastructure.

The remaining anticipated regulatory and other approvals required to develop and construct the Rochester Hub consist of construction and building permits from the Town of Greece, as well as the monitoring of storm water discharge, chemical bulk storage registration, and petroleum bulk storage registration all granted by the NYSDEC.

Liquidity and Capital Resources
Sources of Liquidity
We intend to meet our currently anticipated capital requirements through cash on hand. As a result of the Business Combination and related private placement of common shares (the “PIPE Financing”) on August 10, 2021, the KSP Note issued on September 29, 2021, the LGC and LGES investment in our common shares completed on May

11, 2022, and the Glencore Convertible Note issued on May 31, 2022, we significantly de-levered our balance sheet and have no material debt maturities until September 29, 2026. As at July 31, 2022, we had $649.0 million of cash and cash equivalents on hand and convertible debt of $284.9 million.

Currently, our primary need for liquidity is to fund working capital requirements of our business, capital expenditures related to the development and construction of our Rochester Hub and new Spoke facilities, debt service obligations and general corporate purposes. Our primary source of liquidity is the funds raised from the Business Combination, the PIPE Financing, the KSP Note financing, the LG Subscription and the Glencore Convertible Note financing, as well as funds generated by operating activities.

Our capital and operating expenditures have increased, and we expect will continue to increase, significantly in connection with our ongoing activities, as we: complete the development and construction of the Rochester Hub; complete the development and construction of the Spoke Capital Projects; expand globally with the deployment of additional Spokes and Hubs, including through acquisitions and/or through joint ventures or other contractual arrangements; continue to invest in our technology, R&D efforts and the expansion of our intellectual property portfolio; obtain, maintain and improve our operational, financial and management information systems; hire additional personnel; and operate as a public company.

Our ability to fund our capital and operating expenditures, make scheduled debt payments and repay or refinance indebtedness depends on our future operating performance and cash flows, which will be affected by prevailing economic conditions and financial, business and other factors, some of which are beyond our control, including COVID-19. Over the mid-to-longer term, we expect we will need to secure additional equity and debt financing to continue to fund our current growth strategy. Additional funds may not be available when we need them on terms that are acceptable to us, or at all.

Debt Obligations

On September 29, 2021, the Company entered into a Note Purchase Agreement (the “KSP Note Purchase Agreement”) with Spring Creek Capital, LLC (“Spring Creek Capital”) (an affiliate of Koch Strategic Platforms, LLC, or "KSP") and issued to Spring Creek Capital under the KSP Note Purchase Agreement an unsecured convertible note, as amended from time to time, in the principal amount of $100 million (the “KSP Note”, in a transaction exempt from registration pursuant to Section 4(a)(2) of the U.S. Securities Act of 1933, as amended (the “Securities Act”). On December 31, 2021, the Company issued to Spring Creek Capital an additional unsecured convertible note in the amount of $1,827,778 in satisfaction of the interest due and payable on the KSP Note (a “PIK Note” and, together with any other additional unsecured convertible notes issued in satisfaction of interest due and payable, the “PIK Notes”). On May 1, 2022, Spring Creek Capital assigned the KSP Note and the then-outstanding PIK Notes to an affiliate, Wood River Capital, LLC (“Wood River Capital”) and each of Spring Creek Capital and Wood River Capital signed a joinder agreement under which Wood River Capital agreed to become a party to, to be bound by and to comply with the KSP Note Purchase Agreement and the KSP Standstill Agreement (as defined below); provided, however, that assignment did not relieve Spring Creek Capital of its obligations thereunder. On June 30, 2022, the Company issued a PIK Note to Wood River Capital in the amount of $4,095,740. The KSP Note and any PIK Notes issued in satisfaction of interest due and payable thereon are referred to collectively as the “2021 Convertible Notes”, which as of July 31, 2022, comprise the following:

Note	Date Issued	Amount Issued
KSP Note	September 29, 2021	$100,000,000
PIK Note	December 31, 2021	$1,827,778
PIK Note	June 30, 2022	$4,095,740
Total		$105,923,518

The 2021 Convertible Notes mature five years from the date of first issuance (September 29, 2026) and accrue interest from the date of issuance at the London Interbank Offer Rate (LIBOR) plus five percent (5%) per annum. Interest on the 2021 Convertible Notes is payable on a semi-annual basis, either in cash or by payment-in-kind (“PIK”), at the Company’s option, beginning on December 31, 2021. Interest on PIK amounts accrues at LIBOR plus six percent (6%) per annum. Under the terms of the investment, LIBOR has a floor of 1% and a cap of 2%. On

March 5, 2021, The Financial Conduit Authority announced the retirement of the LIBOR rate, ceasing the publication of the LIBOR rate relevant to the 2021 Convertible Notes as of June 30, 2023. Once the LIBOR interest rate is no longer published, the interest rate will instead be based on the sum of the Secured Overnight Financing Rate (“SOFR”) and the average spread between the SOFR and LIBOR during the three-month period ending on the date on which LIBOR ceases to be published.

The principal and accrued interest owing under the 2021 Convertible Notes may be converted at any time by the holder into the Company’s common shares, at a per share price equal to $13.43 (the “Conversion Price”). If the closing price per share of the Company’s common shares on the New York Stock Exchange is above $17.46 for 20 consecutive trading days, the Company may elect to convert the principal and accrued interest owing under the 2021 Convertible Notes, plus a make-whole amount equal to the undiscounted interest payments that would have otherwise been payable through maturity (the “Make-Whole Amount”) into the Company’s common shares at the Conversion Price.

The Company may redeem the 2021 Convertible Notes at any time by payment in cash of an amount equal to 130% of the principal amount of the 2021 Convertible Notes and all accrued interest owing under the 2021 Convertible Notes, plus the Make-Whole Amount. Upon a change of control transaction, the Company will be required to redeem the 2021 Convertible Notes by payment in cash of an amount equal to the outstanding principal amount of the 2021 Convertible Notes and all accrued interest owing under the 2021 Convertible Notes, plus the Make-Whole Amount.

The 2021 Convertible Notes are subject to certain events of default, the occurrence of which would give the holder the right to require the Company to redeem the 2021 Convertible Notes by payment in cash of an amount equal to the outstanding principal amount of the 2021 Convertible Notes and all accrued interest owing thereunder the 2021 Convertible Notes, plus the Make-Whole Amount. The KSP Note Purchase Agreement contains certain customary representations, warranties and covenants by and for the benefit of the parties.

The Company granted certain registration rights to the holder of the 2021 Convertible Notes under the KSP Note Purchase Agreement. The Company has filed a registration statement for the benefit of the holder of the 2021 Convertible Notes in accordance with those registration rights and has agreed to keep the registration statement (or another shelf registration statement covering the common shares issued or issuable upon conversion of the 2021 Convertible Notes) effective until the earlier of (x) the third anniversary of the first issuance of the 2021 Convertible Notes or (y) the date on which the holder of the 2021 Convertible Notes ceases to hold any common shares issued or upon conversion of the 2021 Convertible Notes.

On September 29, 2021, in connection with the 2021 Convertible Notes investment, the Company, KSP and Spring Creek Capital entered into a Standstill Agreement (the “KSP Standstill Agreement”), which restricts KSP, Spring Creek Capital and their affiliates (including Wood River Capital) from taking certain actions until the later of the conversion of the 2021 Convertible Notes in full or twelve months from the first issuance of the 2021 Convertible Notes (the “KSP Standstill Period”). The actions that KSP, Spring Creek Capital and their affiliates (including Wood River Capital) are restricted from taking during the KSP Standstill Period include, among others, (A) the acquisition of additional voting securities of the Company if KSP and its subsidiaries and affiliates would beneficially own or exercise control or direction over voting securities of the Company having aggregate voting rights equal to or greater than 9.9% of the aggregate voting power of the Company after the acquisition (B) any tender or exchange offer, take-over bid, merger, business combination and certain other transactions involving the Company and its securities, (C) any solicitation of proxies or votes or other attempt to influence votes by any holder of the Company’s securities and (D) formation of a “group” (as defined under the U.S. Securities Exchange Act of 1934) with respect to the Company’s securities.

On May 5, 2022, Li-Cycle announced entry into a note purchase agreement with Glencore in connection with a proposed $200,000,000 investment by Glencore in the Company through the purchase of a five-year convertible note, subject to the parties entering into certain commercial agreements.

On May 5, 2022, the Company and Wood River Capital entered into a consent and amendment agreement pursuant to which Wood River Capital consented to the issuance of the Glencore Convertible Note and the parties amended certain investor consent-related provisions of the 2021 Convertible Notes.

On May 31, 2022, pursuant to the note purchase agreement entered into by the Company and Glencore on May 5, 2022, the Company issued to Glencore the Glencore Convertible Note in the aggregate principal amount of $200,000,000, in a transaction exempt from registration under the Securities Act. The Glencore Convertible Note matures five years from the date of issuance and interest on the Glencore Convertible Note is payable on a semi-annual basis, either in cash or by PIK, at the Company’s option. The Glencore Convertible Note accrues interest from the date of issuance at the forward-looking term rate based on SOFR for a tenor comparable to the relevant interest payment period plus 0.42826% (the “Floating Rate”) plus 5% per annum if interest is paid in cash and plus 6% per annum if interest is paid in PIK. The Floating Rate has a floor of 1% and a cap of 2%. The obligations of the Company to make any payment on account of the principal of and interest on the Glencore Convertible Note are subordinate and junior in right of payment and upon liquidation to the Company’s obligations to the holders of all current and future senior indebtedness of the Company.

The principal and accrued interest owing under the Glencore Convertible Note may be converted at any time by the holder into the Company’s common shares at a per share price equal to $9.95 (the “Conversion Price”), subject to adjustments. The Company may redeem the Glencore Convertible Note at any time by payment of an amount in cash equal to 100% of the outstanding principal amount of the Glencore Convertible Note and all accrued interest owing under the Glencore Convertible Note. In connection with any optional redemption and provided that the holder of the Glencore Convertible Note has not elected to convert the Glencore Convertible Note into common shares following receipt of an optional redemption notice, the Company must issue warrants (the “Glencore Warrants”) to the holder of the Glencore Convertible Note on the optional redemption date that entitle the holder to acquire, until the maturity date of the Glencore Convertible Note, a number of common shares equal to the principal amount of the Glencore Convertible Note being redeemed divided by the then applicable Conversion Price. The initial exercise price of the Glencore Warrants will be equal to the Conversion Price as of the optional redemption date.

The Glencore Convertible Note is subject to certain events of default, the occurrence of which would give the holder the right to require the Company to redeem the Glencore Convertible Note by payment of an amount in cash equal to the outstanding principal amount of the Glencore Convertible Note and all accrued interest owing under the Glencore Convertible Note, plus a make-whole amount equal to the undiscounted interest payments that would have otherwise been payable through maturity (the “Make-Whole Amount”). In addition, the occurrence of certain bankruptcy-related events of default renders the outstanding principal amount of the Glencore Convertible Note, all accrued interest owing thereunder and the Make-Whole Amount immediately due and payable.

Upon a change of control transaction, the Company will be required to redeem the Glencore Convertible Note by payment of an amount in cash equal to the outstanding principal amount of the Glencore Convertible Note and all accrued interest owing under the Glencore Convertible Note, plus the Make-Whole Amount. Glencore has agreed to certain transfer restrictions with respect to the common shares issued or issuable upon conversion of the Glencore Convertible Note, including that Glencore will not transfer common shares other than to permitted transferees until May 5, 2024. Subject to certain exceptions, limitations, and applicable law, Glencore will, pursuant to the Note Purchase Agreement, be entitled to nominate one individual to the Board of Directors of the Company. Pursuant to the exercise of that right, Kunal Sinha, Glencore’s Head of Recycling, has been appointed to the Company’s Board of Directors.

The Company granted certain registration rights to the holder of the Glencore Convertible Note under a registration rights agreement. Under the registration rights agreement, the Company is required to file a resale registration statement covering the resale of the common shares issuable upon conversion of the Glencore Convertible Note and upon exercise of the Glencore Warrants within 45 days after notice of a request from the holder of the Glencore Convertible Note. The Company agreed to keep the registration statement (or another shelf registration statement covering the common shares issued or issuable upon conversion of the Glencore Convertible Note and upon exercise of the Glencore Warrants) effective until three years after the holder’s receipt of the common shares issued upon conversion of the Glencore Convertible Note or upon exercise of the Glencore Warrants, as applicable.

On May 31, 2022, in connection with the issuance of the Glencore Convertible Note, the Company, Glencore and Glencore plc (the “Glencore Parent”) entered into an amended and restated standstill agreement (the “Glencore Standstill Agreement”), which restricts Glencore, the Glencore Parent and their affiliates from taking certain actions until the five years from the date of the Glencore Standstill Agreement (the “Glencore Standstill Period”). The actions that Glencore, the Glencore Parent and their affiliates are restricted from taking during the Glencore

Standstill Period include, among others, (A) the acquisition of additional voting securities or of any debt, material assets or material businesses of the Company, provided that Glencore and the Glencore Parent may acquire voting securities of the Company so long as the aggregate beneficial ownership of the securities does not exceed 5.0% of the then-outstanding voting securities of the Company, (B) any tender or exchange offer, merger, business combination and certain other transactions involving the Company and its securities, (C) any solicitation of proxies or votes or other attempt to influence votes by any holder of the Company’s securities and (D) formation of a “group” (as defined under the U.S. Securities Exchange Act of 1934) with respect to the Company’s securities.

Cash Flows Summary
Presented below is a summary of Li-Cycle’s operating, investing, and financing cash flows for the periods indicated:

	Three months ended		Nine months ended
	July 31,		July 31,
	2022	2021	2022	2021	2020
	(in thousands)		(in thousands)
Cash flows used in operating activities	$(25,189)	$(3,945)	$(63,824)	$(16,567)	$(4,568)
Cash flows used in investing activities	(82,113)	(6,598)	(129,520)	(12,050)	(998)
Cash flows from financing activities	247,013	6,568	245,513	30,304	7,164
Net change in cash	$139,711	$(3,975)	$52,168	$1,687	$1,598

Cash Flows Used in Operating Activities

For the three and nine months ended July 31, 2022, cash flows used in operating activities were approximately $25.2 million and $63.8 million, respectively, and were primarily driven by the growth and expansion of Li-Cycle’s operations and commercial footprint. The period over period increase in cash flows used in operating activities for the three and nine months ended July 31, 2022 were primarily the result of an increase in operating expenses of $24.7 million and $64.4 million, respectively, compared to the corresponding period in 2021.

Cash Flows Used in Investing Activities

For the three and nine months ended July 31, 2022, cash flows used in investing activities were primarily driven by the acquisition of equipment and leasehold improvements for the Spoke Capital Projects and the Rochester Hub. For the three and nine months ended July 31, 2021, cash flows used in investing activities were primarily driven by the acquisition of equipment and leasehold improvements for the Ontario Spoke and New York Spoke.

Cash Flows from Financing Activities

Cash flows from financing activities in the three and nine months ended July 31, 2022 related primarily to proceeds from the issuance of the Glencore Convertible Note and the investment by LGC and LGES in the Company's shares whereas, in the three and nine months ended July 31, 2021, cash flows from financing activities related to proceeds from loans and a private placement of 281,138 Class A shares of Li-Cycle Corp. in November 2020.

Contractual Obligations and Commitments
The following table summarizes Li-Cycle’s contractual obligations and other commitments for cash expenditures as of July 31, 2022, and the years in which these obligations are due.

	Payment due by period
	(in thousands) (undiscounted)
Contractual Obligations	Total	Less than	1 - 3 years	3 - 5 years	More than
		1 year			5 years
Accounts payable and accrued liabilities	$38,459	$38,459	$—	$—	—
Lease liabilities	78,989	8,358	14,415	13,238	42,978
Loan payable	38	7	15	15	1
Restoration provisions	302	—	85	55	163
Convertible debt principal	300,000	—	—	300,000	—
Convertible debt interest	151,959	—	—	151,959	—
Total as of July 31, 2022	568,748	46,824	14,515	465,267	43,142

As of July 31, 2022, there were $60.2 million in committed purchase orders or agreements for equipment and services, compared to $6.9 million as of October 31, 2021.

We expect Li-Cycle to enter into additional premises leases for additional Spokes and/or Hubs in the fiscal year end ending October 31, 2022.

Related Party Transactions
Related-Party Lease

From January 1, 2019 to December 31, 2021, the Company leased certain office space from Ashlin BPG Marketing, which is controlled by certain members of the immediate family of the Company’s President and Chief Executive Officer. Under the terms of the lease, the Company was required to pay Cdn. $4,500 per month plus applicable taxes, subject to 60 days’ notice of termination. Li-Cycle terminated the lease, effective December 31, 2021. During the three and nine months ended July 31, 2022, the Company incurred expenses of nil and $6,358 in relation to this vendor, compared to $13,076 and $30,429 for the three and nine months ended July 31, 2021, respectively.

Related-Party Expenses

The Company has engaged Fade In Production Pty. Ltd., which is controlled by certain members of the immediate family of the Executive Chair of Li-Cycle, to provide it with corporate video production services since 2017. During the three and nine months ended July 31, 2022, the Company incurred expenses of $26,804 and $134,277 in relation to this vendor, compared to $0 and $97,005 for the three and nine months ended July 31, 2021, respectively.

The Company has engaged Ashlin BPG Marketing, a related party as described above, to provide it with Li-Cycle branded promotional products for both customers and employees since April 1, 2020. During the three and nine months ended July 31, 2022, the Company incurred expenses of $4,908 and $50,173 attributable to this vendor, compared to $12,581 and $36,268 for the three and nine months ended July 31, 2021, respectively.

The Company has engaged Consulero Inc., which is controlled by certain members of the immediate family of the Company's President and Chief Executive Officer, to provide it with technology services in relation to the Company's inventory management system since September 1, 2020. During the three and nine months ended July 31, 2022, the Company incurred expenses of $74,173 and $121,528 attributable to this vendor, compared to $22,589 and $80,868 for the three and nine months ended July 31, 2021, respectively.
Consulting Agreement

On May 1, 2020, Li-Cycle entered into a consulting agreement with Atria Limited (“Atria”), an entity which beneficially owned more than 5% of the outstanding Li-Cycle Corp. common shares at that time, to agree upon and finalize the consideration for certain business development and marketing consulting services that were previously performed on behalf of Li-Cycle from 2018 through April 2020. The fees for the services were agreed at 12,000 common shares of Li-Cycle Corp., payable in installments of 1,000 shares per month. On January 25, 2021, Li-Cycle issued all of the 12,000 shares to Atria as full and final satisfaction of all obligations of Li-Cycle to Atria under the consulting agreement. Atria also directed the issuance of shares as follows: 8,000 Shares to Atria; 2,000

Shares to Pella Ventures (an affiliated company of Atria); and 2,000 Shares to a director of Li-Cycle Corp. at the time, who is not related to Atria.

Director Consulting Agreement

Under the terms of an agreement dated July 19, 2019 between Li-Cycle and Anthony Tse, Mr. Tse provided consulting services to Li-Cycle in relation to the proposed expansion of its operations in Asia and was entitled to a fee of $4,700 per month for his services. During the three and nine months ended July 31, 2022, Mr. Tse was paid aggregate fees under this agreement of $nil and $14,000, respectively, compared to $26,300 and $38,500 for the three and nine months ended July 31, 2021. The consulting agreement was terminated on January 19, 2022.

Off-Balance Sheet Arrangements
During the periods presented, Li-Cycle did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

Critical Accounting Policies and Estimates
Li-Cycle’s condensed consolidated interim financial statements for the three and nine months ended July 31, 2022 and 2021 have been prepared in accordance with IFRS under International Accounting Standard (IAS) 34 using the significant accounting policies and measurement bases that are in effect as of July 31, 2022, as summarized in Note 2 to the condensed consolidated interim financial statements. These were used throughout all periods presented with any applicable changes noted in the condensed consolidated interim financial statements of Li-Cycle for the three and nine months ended July 31, 2022 and 2021.

Revenue

Revenue is measured based on the consideration to which the Company expects to be entitled to in a contract with a customer. The Company recognizes revenue when it transfers control of a product or service to a customer. There are no significant financing components associated with the Company’s payment terms.

Recycling Services revenue is recognized at a point in time upon completion of the services. Prices for services are separately identifiable within each contract. A receivable is recognized by the Company when the services are completed as this represents the point in time at which the right to consideration becomes unconditional, as only the passage of time is required before payment is due.

For sale of products, revenue is recognized when control of the goods has transferred, being when the goods have been shipped to the customer’s location (delivery). A receivable is recognised by the Company when the goods are delivered to the customer as this represents the point in time at which the right to consideration becomes unconditional, as only the passage of time is required before payment is due. The initial revenue recognized is based on commodity prices at the time of delivery. The Company estimates the amount of consideration to which it expects to be entitled under provisional pricing arrangements. The amount of consideration for black mass and mixed copper and aluminum shred sales is based on the mathematical product of: (i) market prices of the constituent metals at the date of settlement, (ii) product weight, and (iii) assay results (ratio of the constituent metals initially estimated by management and subsequently trued up to customer confirmation). Certain adjustments like handling and refining charges are also made per contractual terms with customers. Depending on the contractual terms with customers, the payment of receivables may take up to 12 months from date of shipment. Product sales and the related trade accounts receivables are measured at fair value at initial recognition and are re-estimated at each reporting period end using the market prices of the constituent metals at the respective measurement dates. Changes in fair value are recognized as an adjustment to profit and loss and the related accounts receivable.

Given the significance of revenue and the level of judgment involved in the provisional pricing, revenue recognition is considered a critical accounting policy.

Convertible debt instruments

The components of convertible debt instruments issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. The debt element of the instruments is classified as a liability and recorded as the present value of the Company’s obligation to make future interest payments in cash and settle the redemption value of the instrument in cash. The carrying value of the debt element is accreted to the original face value of the instruments, over their life, using the effective interest method. If the conversion option is classified as equity, its value is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. If the conversion option is classified as a liability and requires bifurcation, it is bifurcated as an embedded derivative unless the issuer elects to apply the fair value option to the convertible debt. The embedded derivative liability is initially recognized at fair value and classified as derivatives in the statement of financial position. Changes in the fair value of the embedded derivative liability are subsequently accounted for directly through the income statement.

Outstanding Share Data
As of September 9, 2022, and including the results of the redemption of outstanding warrants to purchase common shares of the Company, Li-Cycle had the following issued and outstanding common shares, common shares issuable upon conversion of the convertible debt and upon exercise of stock options and restricted share units:

Number of common shares outstanding or issuable upon conversion or exercise
Common shares outstanding	175,430,235
Convertible debt	28,795,724
Stock options	4,747,105
Restricted share units	2,224,208

On December 27, 2021, Li-Cycle issued a notice of redemption indicating that it would redeem on January 26, 2022 (the "Redemption Date"), all of its outstanding warrants. At any time prior to 5:00 p.m. New York City time on the Redemption Date, the warrants could have been: (i) exercised by holders, at an exercise price of $11.50 per common share; or (ii) surrendered by holders on a “cashless basis” (a “Make-Whole Exercise”), in which case the surrendering holder received a number of common shares determined in accordance with the terms of the Warrant Agreement. On January 11, 2022, Li-Cycle issued a notice indicating that holders who surrendered their warrants pursuant to the Make-Whole Exercise received 0.253 common shares per warrant. As of January 31, 2022, (i) 9,678 warrants were exercised at the exercise price of $11.50 per common share, and (ii) 22,540,651 warrants were surrendered by holders in a Make-Whole Exercise. On the Redemption Date, the remaining 449,665 unexercised warrants were redeemed at $0.10 per warrant, together resulting in the issuance of an additional 5,712,322 common shares.

Disclosure Controls and Procedures
Li-Cycle maintains a set of disclosure controls and procedures (as defined in Multilateral Instrument 52-109) designed to provide reasonable assurance that information required to be disclosed in its public filings or otherwise under securities legislation is recorded, processed, summarized and reported on a timely basis and that controls and procedures are designed to ensure that information required to be so disclosed is accumulated and communicated to its management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. With the supervision and participation of Li-Cycle’s senior management team, the Chief Executive Officer of Li-Cycle (the “CEO”) and the Chief Financial Officer (“CFO”) of Li-Cycle have evaluated the effectiveness of the disclosure controls and procedures of Li-Cycle as of October 31, 2021. Based on that evaluation, those officers have concluded that, as of October 31, 2021, disclosure controls and procedures were effective to provide reasonable assurance that (i) material information relating to Li-Cycle was made known to management, and (ii) information required to be disclosed by Li-Cycle in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

As of July 31, 2022, there have been no material changes to the Company's disclosure controls and procedures and their design remains effective.

Internal Control Over Financial Reporting
Management is responsible for establishing, maintaining and assessing the effectiveness of adequate internal control over financial reporting (“ICFR”). The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
Prior to August 10, 2021, Li-Cycle was a private company and addressed internal control over financial reporting with internal accounting and financial reporting personnel and other resources. In the course of preparing for the Business Combination with Peridot Acquisition Corp., Li-Cycle identified material weaknesses in its internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Li-Cycle’s annual or interim condensed consolidated interim financial statements may not be prevented or detected on a timely basis.
For the fiscal year ended October 31, 2021, Li-Cycle did not have in place i) an effective control environment with formal processes and procedures and ii) an adequate number of accounting personnel with the appropriate technical training in, and experience with, IFRS to allow for a detailed review of complex accounting transactions, that would identify errors in a timely manner, including in areas such as revenue recognition, inventory, related party arrangements, financing transactions and business combination transactions. Li-Cycle did not design or maintain effective controls over the financial statement close and reporting process in order to ensure the accurate and timely preparation of financial statements in accordance with IFRS. In addition, information technology controls, including end user and privileged access rights and appropriate segregation of duties, including for certain users the ability to create and post journal entries, were not designed or operating effectively. As of July 31, 2022, these material weaknesses have not been remediated.
We have taken steps to address these material weaknesses and expect to continue to implement the remediation plan, which we believe will address the underlying causes. We have engaged external advisors with subject matter expertise and additional resources to provide assistance in assessing the control environment and expect to further engage these external advisors to provide assistance with all elements of the internal control over financial reporting program, including: performance of a risk assessment; documentation of process flows; design and remediation of internal controls; and evaluation of the design and operational effectiveness of our internal controls. We also expect to engage additional external advisors to provide assistance in the areas of information technology and financial accounting. We are evaluating the longer-term resource needs of our various financial functions. These remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources. We have made some upgrades to our enterprise resource planning (“ERP”) system and work on further upgrades is ongoing with the intent to further improve and enhance system functionality. Although we have made enhancements to our control procedures in this area, the material weaknesses will not be remediated until the necessary controls have been implemented and are operating effectively. We will provide an update on the progress of the remediation on a quarterly basis.

Quantitative and Qualitative Disclosures About Market Risk
Li-Cycle is exposed to various risks in relation to financial instruments. The main types of risks are currency risk and interest rate risk. While Li-Cycle may enter into hedging contracts from time to time, any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Furthermore, Li-Cycle does not have foreign-exchange hedging contracts in place with respect to all currencies in which it does business.

Currency Risk

The Company is exposed to currency risk as its cash is mainly denominated in U.S. dollars, while its operations also require Canadian dollars, Euros, Swiss Francs and certain other currencies, in addition to U.S. dollars. As at July 31,

2022, the impact of a 5% change in these respective currencies versus the U.S. dollar, would result in an immaterial impact.

Interest Rate Risk

Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on the Company’s financial instruments. The Company is exposed to interest rate risk, as it has variable interest rate debt in the form of convertible debt that includes an interest rate floor and cap.

Credit Risk

Financial instruments that potentially subject us to concentration of credit risk consist of cash and cash equivalents and accounts receivable. Substantially all of our cash and cash equivalents were deposited in accounts at one financial institution, and account balances may at times exceed federally insured limits. Management believes that we are not exposed to significant credit risk due to the financial strength of the depository institution in which the cash is held.

The Company's revenue and accounts receivable primarily come from two key customers under long-term commercial agreements.. The Company manages this risk by engaging with reputable multi-national corporations in stable jurisdictions and performing a review of a potential customer's financial health prior to engaging in business.

Recently Issued Accounting Standards Not Yet Adopted
From time to time, new accounting standards, amendments to existing standards, and interpretations are issued by the IASB. Unless otherwise discussed, and as further highlighted in Note 2 to the fiscal July 31, 2022 condensed consolidated interim financial statements of Li-Cycle for the three and nine months ended July 31, 2022 and 2021, Li-Cycle is in the process of assessing the impact of recently issued standards or amendments to existing standards that are not yet effective.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this MD&A may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, Section 21 of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “believe”, “may”, “will”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “could”, “plan”, “potential”, “future”, “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements in this MD&A include but are not limited to statements about the annual input capacity and production output of Li-Cycle’s Rochester Hub and the Spoke Capital Projects, and the expected start-up dates and total capital costs of those projects.

These statements are based on various assumptions, whether or not identified in this communication, made by Li-Cycle management, including but not limited to assumptions regarding the timing, scope and cost of Li-Cycle’s projects; the processing capacity and production of Li-Cycle’s facilities; Li-Cycle’s ability to source feedstock and manage supply chain risk; Li-Cycle’s ability to increase recycling capacity and efficiency; Li-Cycle’s ability to obtain financing on acceptable terms; Li-Cycle’s ability to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners; general economic conditions; currency exchange and interest rates; compensation costs; and inflation. There can be no assurance that such assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle, and which may cause actual results to differ materially from the forward-looking information. Li-Cycle believes that these risks and uncertainties are related (but not limited) to the following: Li-Cycle’s ability to economically and efficiently source, recover and recycle lithium-ion batteries and lithium-ion battery manufacturing scrap, as well as third party black mass; Li-Cycle’s risks related to Li-Cycle’s international expansion, on a timely basis or at all; Li-Cycle’s ability to develop its current and future capital projects in a timely manner and their success once completed; Li-Cycle’s engagement in strategic transactions that could disrupt its business, cause dilution to its shareholders, reduce its financial resources, result in the incurrence of debt, or prove not to be successful; disruptions to operations; ability to access additional funds on commercially reasonable terms or at all when it needs them; a decline in the adoption rate of electric vehicles, or a decline in the support by governments for “green” energy technologies; decreases in benchmark prices for the materials contained in Li-Cycle’s products; the development of an alternative chemical make-up for lithium-ion batteries or battery alternatives; Li-Cycle’s reliance on a limited number of customers and Li-Cycle’s projected revenues for its Rochester Hub being derived from a single customer; increases in income tax rates, changes in income tax laws or disagreements with tax authorities; fluctuations in foreign currency exchange rates which could result in declines in reported sales and net earnings; unfavourable economic conditions, such as consequences of the global COVID-19 pandemic; natural disasters, epidemic or pandemic outbreaks, cybersecurity incidents, boycotts and geo-political events; Li-Cycle’s ability to protect or enforce its intellectual property rights or intellectual property rights claims by third parties; and Li-Cycle’s failure to effectively remediate the material weakness in its internal control over financial reporting that it has identified or its failure to develop and maintain a proper and effective internal control over financial reporting.

These and other risks and uncertainties related to Li-Cycle’s business and the assumptions on which the forward-looking information is based are described in greater detail in the sections entitled "Risk Factors" in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and the Ontario Securities Commission in Canada on January 31, 2022, and “Key Factors Affecting Li-Cycle’s Performance” in this MD&A.

Li-Cycle assumes no obligation to update or revise any forward-looking statements, except as required by applicable laws. These forward-looking statements should not be relied upon as representing Li-Cycle’s assessments as of any date subsequent to the date of this MD&A.